FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

OMB APPROVAL
OMB Number: 3235-0104
Expires: January 31, 2005
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hours per response. 0.5

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* **Fiock, Norman E.**	2. Date of Event Requiring Statement (Month/Day/Year) **April 3, 2002**	4. Issuer Name and Ticker or Trading Symbol **PremierWest Bancorp PRWT**	
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __X__ Director _____ 10% Owner _____ Officer (give _____ Other (specify title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
1455 E. McAndrews (Street)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Medford, OR 97504			
(City) (State) (Zip)		**Table I - Non-Derivative Securities Beneficially Owned**	

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued) **Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)**

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

04/11/2002

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
　　See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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** Signature of Reporting Person　　　　　　　　　Date

**Gordon Crim, Attorney in Fact for
Norman E. Fiock**

Note:　File three copies of this Form, one of which must be manually signed.　If space is insufficient,
　　　See Instruction 6 for procedure.

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